Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Sells Second Renaissance System to Westside Surgical Hospital

CAESAREA, Israel – February 3, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it has sold a second Renaissance system to Westside Surgical Hospital located in Houston, Texas.  This represents the third Renaissance system in the Houston area and eighth Renaissance system in the state of Texas.  Westside Surgical Hospital is part of the K+S Consulting Group, an owner and operator of hospitals and outpatient surgical centers, including Humble Surgical Hospital, another Renaissance system site.

The Renaissance system will be installed at Westside Surgical Hospital, where renowned orthopedic surgeon, Dr. Richard Francis, regularly operates. It will be the second Renaissance system installed by Westside Surgical and will be used for clinical and training purposes.

“The success of the Renaissance system, which is supported by the number of procedures performed and the business and clinical benefits, is driving increased interest from surgeons and hospital administrators,” commented Ori Hadomi, Mazor’s Chief Executive Officer.  “Furthermore, in choosing to add a second system for clinical and training purposes, Westside Surgical sees the future value of Renaissance as it seeks to enhance and broaden surgeon participation.”

Westside Surgical Hospital is a multi-specialty surgical hospital created to serve all people through exemplary healthcare, education and community service. With 12 overnight beds and six operating rooms, Westside Surgical Hospital is equipped to perform a wide range of inpatient and outpatient procedures and specializes in breast, orthopedic and spine surgery, among a wide range of surgical and diagnostic offerings.  It performs 4,500 surgical procedures annually, and its mission is to provide the highest quality services in a safe, welcoming and comfortable environment.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance system and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical Guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding increased interest from surgeons and hospital administrators, the benefits and future value of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021